As filed with the Securities and Exchange Commission on May _, 2004

Registration No. 333-________

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MULTICELL TECHNOLOGIES, INC.

55 Access Road, Suite 700
Warwick, Rhode Island 02886
(401) 384-6789
(Name, address and telephone number of Registrant)

DELAWARE (State or other jurisdiction of incorporation or organization)	52-1412493 (I.R.S. Employer Identification No.)

W. Gerald Newmin
55 Access Road, Suite 700
Warrick, Rhode Island 02886
(401) 384-6789
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies To:
Mark R. Ziebell, Esq.
Snell & Wilmer L.L.P.
1920 Main Street, Suite 1200
Irvine, California 92614
(949) 253-2700

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $105,201,643 as of April 30, 2004, based upon the price at which such stock was last sold in the principal market for such stock as of such date.

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CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common stock, $.01 par value (3)	2,339,751	$0.30	$701,925.30	$88.93
Common stock, $.01 par value(4)	627,655	$0.30	$188,296.50	$23.86
Common stock, $.01 par value(5)	22,872,729	$0.30	$6,861,818.70	$869.39
Total	25,840,135		$7,752,040.50	$982.18

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act").

(2) In accordance with Rule 457(c), the aggregate offering price of shares of our common stock is estimated solely for purposes of calculating the registration fee payable pursuant hereto, using the average of the bid and ask price reported by The Over-The-Counter Bulletin Board for our common stock on May 12, 2004, which was $0.30 per share and, with respect to shares of our common stock issuable upon exercise of warrants or conversion of loans, the higher of (i) such average sales price or (ii) the exercise price of the warrants or the conversion price of the loans, as applicable.

(3) Represents shares of our common stock to be sold that are currently issued and outstanding.

(4) Represents the number of shares of our common stock issuable upon the conversion of outstanding loans, which are presently convertible at prices ranging from $0.06 to $0.20 depending on the timing of conversion.

(5) Represents the number of shares of our common stock issuable upon exercise of outstanding warrants, at exercise prices ranging from $0.06 to $0.12 per share.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

DATED MAY __, 2004

PROSPECTUS

25,840,135

SHARES OF
COMMON STOCK

The selling stockholders identified on page 8-9 of this prospectus are offering for resale up to 25,840,135 shares of our common stock.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over The Counter Bulletin Board Market under the symbol "EXTI". On May 11, the last reported sale price of our common stock on the Over The Counter Bulletin Board Market was $0.30 per share.

INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY MULTICELL TECHNOLOGIES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this Prospectus is May __, 2004

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TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	8
SELLING STOCKHOLDERS	8
PLAN OF DISTRIBUTION	12
LEGAL MATTERS	13
EXPERTS	13
WHERE TO LEARN MORE ABOUT US	13
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	13
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	14

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

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PROSPECTUS SUMMARY

About MultiCell Technologies, Inc.

MultiCell Technologies, Inc., ("MultiCell") is a holding company that operates two subsidiary companies, MultiCell Technologies, Inc., a Rhode Island corporation, ("MCI") and Xenogenics Corporation ("Xenogenics"). As used herein, the "Company" refers to MultiCell, together with MCI and Xenogenics. MultiCell was incorporated in Delaware on April 28, 1970 under the name of "Exten Ventures, Inc" and effective April 1, 2004, we changed our name from Exten Industries, Inc. to MultiCell Technologies, Inc. in connection with the merger of MCI into MultiCell. The merger will be effective upon the receipt and filing of a tax clearance letter with Rhode Island Secretary of State. Our principal offices are at 55 Access Road, Suite 700, Warwick, RI 02886, (401) 384-6789.

We acquired MCI, formerly MultiCell Associates, Inc., in September 2001, for $2.2 million in cash and stock. MCI develops, sells and licenses hepatic or liver cells, cell lines, and associated products to be used in drug development, diagnostic and therapeutic applications. MCI has developed proprietary immortalized human hepatocytes (liver cells) that have been genetically manipulated to allow them to replicate while retaining liver function. This allows for the continuous growth, and therefore supply, of human liver cells. There is a great need for human liver cells for critical research in the pharmaceutical industry. The sale of hepatocytes for use in the pharmaceutical industry for pre-clinical testing new drugs does not require approval by the Food and Drug Administration ("FDA"). Our cell lines are currently sold and distributed through an exclusive agreement with XenoTech, LLC ("XenoTech"). The XenoTech Agreement, which was signed in August, 2003, is for seven years and calls for minimum periodic royalty payments totaling $18 million by XenoTech to the Company for XenoTech to maintain its exclusive distribution position. In February 2003, MCI signed a 15-year license agreement with Pfizer for non-exclusive research use of our two proprietary human liver cell lines. MCI began shipping assay plates containing immortalized hepatic cells to other pharmaceutical companies for evaluation during 2003. MCI also sells an exclusive culture media for optimum growth of the hepatocytes.

MCI is differentiated by: 1) its understanding of the function and manipulation of the liver cell and 2) its understanding of cell therapy and cell transplantation. MCI's intellectual property portfolio positions the Company for use of immortalized mammalian hepatocytes for treating liver disease. MCI has established a worldwide reputation as a source of immortalized liver cell lines. Although MCI's unique intellectual property and capabilities are applicable to other cell types, MCI has strategically chosen to focus on liver cells in particular, leveraging our experience and history to customize cell lines specific to that niche.

One application for MCI's hepatocytes is use in an artificial liver device. Xenogenics, our majority-owned (56.4%) subsidiary, owns all of the rights to the SybiolR synthetic bio-liver device, for which notice of allotment for a United States patent has been issued. The Sybiol "artificial liver" is intended to act as a substitute liver for a patient whose own liver is healing from injury or disease or for use as an artificial liver "bridge" for transplant patients awaiting a donor organ. This is accomplished by exposing the plasma portion of the blood to functioning liver cells which perform the functions of the damaged liver of the patient. Theoretically, the artificial device can perform the essential functions of the normal liver. The key to our device, or other devices attempting to gain approval, is the functionality of the cells. MCI scientists have redesigned the chamber that will hold the hepatocytes believing that this change will allow for a healthier, more functional cell. The design is unique in that it includes a chamber with inserts to which cells attach, presumably emulating the normal environment. Today this is theoretical and has not been subjected to clinical study. The device may also be used to assist and improve the quality of life for patients with chronic liver disease or episodic liver trauma. Xenogenics has a Research and Development Agreement and a Supplier Agreement with MCI pursuant to which MCI will supply engineered human liver cell lines to Xenogenics and optimize the interface between these cell lines and the Sybiol synthetic bio-liver device. MCI's engineered cell line is expected to eliminate variability in patient treatment and limit the viral risks associated with primary porcine hepatocytes. Technologies such as this device are regulated by the Food and Drug Administration. Accordingly, the regulatory approval process can take approximately three to five years to develop and commercialize a medical device.

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Xenogenics has not generated any revenues. We estimate that we will need approximately $500,000 to validate the Sybiol synthetic bio-liver device through large animal testing. Assuming we can establish that the Sybiol device can perform liver functions through testing, we plan to joint venture the future development of this product with a major dialysis or pharmaceutical company. After establishing such a partnership, our goal will be to seek and obtain regulatory approval and introduce the Sybiol device for general distribution.

Xenogenics is currently owned as follows:

Exten Industries, Inc.	56.4%
Kestrel Equity Partners, Ltd.	21.7%
Jack Schaps	12.5%
W. Gerald Newmin	8.0%
Others	1.4%

Total	100.0%

The use of MCI's immortalized hepatocytes for drug discovery research does not require FDA approval. However, some of our products will be subject to regulation in the United States by the FDA and by comparable regulatory authorities in foreign jurisdictions. Future products including therapeutic plasma proteins, stem cell transplantation and the Sybiol device will be regulated under the Public Health Service Act and the Food, Drug and Cosmetic Act. The use of engineered liver cells generated by MCI for this application will also be regulated by the FDA. Development of a therapeutic product for human use is a multi-step process. After acceptance of a plan by the FDA, animal and human testing must be completed. Human clinical investigations typically involve three phases. Phase I is conducted to evaluate the safety of the experimental product in humans. If acceptable product safety is demonstrated, the Phase II and III studies are initiated. These trials are designed to evaluate the effectiveness of the product in the treatment of a given disease and, typically, are well controlled, closely monitored studies. As Phase II trials are successfully completed, Phase III studies will commence with expanded controlled and uncontrolled trials which are intended to gather additional information about safety and efficacy in order to evaluate the overall risk/benefit relationship of the experimental product and provide an adequate basis for physician labeling. These studies also may compare the safety and efficacy of the experimental device with currently available products. While it is not possible to estimate the amount of time that will be required to complete Phase I, II and III studies, this process, often dependant on the availability of patients, may last three to five years.

Presently, our focus is on the generation of short-term revenue to stabilize our cash position. Most pharmaceutical companies in the world have a need for highly functional human liver cells. The engineered liver cells developed by MCI appear to meet many of these needs. These cells present an immediate sales revenue opportunity. We recently signed an exclusive sales and distribution agreement with XenoTech in 2003. XenoTech will pay a royalty to MCI on all sales of cells and cell products. The agreement is for seven years and calls for annual periodic royalty payments aggregating $18 million over a seven-year period in order to maintain the exclusive arrangement.

About the Offering

We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on page 8-9. The shares offered for resale by this prospectus include the following:

●	2,339,751 common shares that are currently issued and outstanding, and
●	627,655 common shares that represents the number of shares that may be acquired by the selling stockholders upon conversion of outstanding loans as of May 12, 2004, and
●	22,872,729 common shares that represents the number of shares that may be acquired by the selling stockholders upon the exercise of outstanding warrants as of May 12, 2004.

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Information on Outstanding Shares

The number of shares of our common stock outstanding before and after this offering are set forth below:

●	Common stock outstanding before this offering	121,076,469 shares
●	Common stock outstanding after this offering	144,576,853 shares

The numbers set forth above for the shares of common stock outstanding before this offering is the number of shares of our common stock outstanding on May 12, 2004. The number of shares of common stock outstanding after this offering includes up to 22,872,729 shares of our common stock that may be issued upon the exercise of outstanding warrants and 627,655 shares of common stock that may be issued upon the conversion of convertible notes that may be resold pursuant to this prospectus. The warrants have exercise prices that range from $.06 to $.12 per share.

The numbers set forth above do not include 8,661,334 and 3,402,466 shares of our common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding stock options and conversion of other convertible notes, respectively. The convertible notes are convertible at prices ranging from $.15 to $.20. The options are exercisable at prices ranging from $.06 to $.61 per share, with a weighted average exercise price of $.16 per share.

RISK FACTORS

The shares of our common stock being offered for sale are highly speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase these shares. Before purchasing any of these shares, you should carefully consider the following factors relating to our business and prospects. You should also understand that this prospectus contains "forward-looking statements." These statements appear throughout this prospectus and include statements as to our intent, belief or current expectations or projections with respect to our future operations, performance or position. Such forward-looking statements are not guarantees of future events and involve risks and uncertainties. Actual events and results, including the results of our operations, could differ materially from those anticipated by such forward-looking statements as a result of various factors, including those set forth below and elsewhere in this prospectus.

We have incurred a net loss of $1,984,053 for the fiscal year ended November 30, 2003 and $660,774 for the three months ended February 29, 2004, may incur future losses and may not achieve or sustain profitability.

Since we commenced operations on April 28, 1970, we have incurred an accumulated deficit of $17,887,756 as of February 29, 2004. For the fiscal year ending November 30, 2003 and the three months ended February 29, 2004, we incurred net losses of $1,984,053 and $660,774, respectively. Our losses for the past four years and three months have primarily resulted from significant costs associated with the development of the Sybiol® Bio-synthetic liver device and the acquisition and operating costs of MCI. We expect that we will continue to incur net losses until we are able to generate sufficient operating revenues to support expenditures. However, we may never generate positive cash flow or sufficient revenue to fund our operations and we may never attain profitability.

If we do not obtain adequate financing to fund our future research and development and operations, we may not be able to successfully implement our business plan.

We have in the past increased, and plan to increase further, our operating expenses in order to fund higher levels of product development, undertake and complete the regulatory approval process, and increase our administrative resources in anticipation of future growth. Although it is difficult to estimate the amount of financing we will require, we anticipate that over the next two years we will need approximately $4 million to complete our product development and to begin the clinical trial process, and $1 million for working capital and general corporate purposes. We will increase our administrative resources to support the hiring of additional employees which will enable us to expand our research and product development capacity. We intend to finance our operations with revenues from royalties generated from our license agreement with XenoTech, through new strategic alliances, and by acquiring or merging with companies that generate revenues and positive cash flows and use such cash flows to cover our operating needs, selling shares of our common stock to investors and continuing to use our common stock to pay for consulting and professional services.

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We also anticipate the need for additional financing in the future in order to fund continued research and development and to respond to competitive pressures. We anticipate that our future cash requirements may be fulfilled by product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of our technologies. We cannot guarantee, however, that enough future funds will be generated from operations or from the aforementioned or other potential sources. We do not have any binding commitment with regard to future financing. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop new or enhance existing products and services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

If we finance our operations by acquiring other companies using our common stock, the issuance of such shares could adversely affect our stock price and dilute your ownership percentage.

If we resort to the acquisition of profitable, revenue generating companies as a means of financing our operations, we will likely need to issue a substantial number of shares of our common stock to acquire a profitable company which would dilute the percentage ownership of our other shareholders any may adversely affect the price of our stock. In addition to our acquisition of MCI, during the past few years, we entered into letters of intent to acquire two other Companies principally in exchange for stock. We ultimately terminated each of the letters of intent following further due diligence.

If our ownership interest in Xenogenics continues to decline, the value of your investment in our company could be adversely affected.

During the past several years our ownership interest in Xenogenics has decreased from 100% in 1997 to the current 56.4%. The decrease in our ownership percentage is due to our having sold equity in Xenogenics in an effort to raise capital to fund Xenogenics' continuing research and development and operations. As part of the prior offering of Xenogenics' equity, there remains outstanding 211,566 options to purchase common stock of Xenogenics, which, assuming the exercise of all options, would reduce our ownership percentage in Xenogenics to 53.4%.

Although we do not have any future plans to sell any additional equity in Xenogenics, circumstances may arise in which the sale of equity in Xenogenics is the only way we can raise the capital necessary to keep Xenogenics operational. The sale of additional equity in Xenogenics could adversely affect the value of your investment in our common stock.

Our auditors have expressed substantial doubt about MultiCell's ability to continue as a going concern.

As of November 30, 2003, the Company had incurred an accumulated deficit of $17,226,982 as a result of recurring losses, had current liabilities that exceeded current assets by $596,404 and was in default on certain notes payable. Our independent public accountants, J.H. Cohn LLP, included an explanatory paragraph in the report on their audit of our 2003 consolidated financial statements which stated, in effect, that such matters raised substantial doubt about the Company's ability to continue as a going concern. As of February 29, 2004, we had an unaudited accumulated deficit of $17,887,756 and had current liabilities that exceed current assets by $712,105. Our audited and unaudited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Although, as explained above, we intend to finance our operations with revenues from royalties generated from our license agreement with XenoTech, through new strategic alliances, and by acquiring or merging with companies that generate revenues and positive cash flows and using such cash flows to cover our operating needs, selling shares of our common stock to investors and continuing to use our common stock to pay for consulting and professional services, there can be no assurance that the Company will be able to successfully acquire the necessary capital to continue its on-going research efforts and other operations through the year ending November 30, 2003 and thereafter.

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Xenogenics has not completed the development of any products and, as a result, has had no revenues from the sale of products since inception and does not expect to be profitable for several more years.

We have not yet begun the regulatory approval process for our Sybiol synthetic bio-liver device with the Food and Drug Administration (the "FDA"). We halted testing of the original device in early 2001 pending our development of a new design for the liver device to improve oxygen availability. Improved oxygen availability increases the viability of the hepatocytes which is critical to an efficacious liver-assist device. The redesign was completed in late 2002. When our financial position allows, we then plan to initiate the regulatory approval process with the FDA, which may take 3 to 5 years for completion and cost in excess of $5.0 million. These costs include both the work on the Sybiol device and the associated cell line. As a result of Xenogenics' failure to complete the development of any products, Xenogenics has not generated any revenues from the sale of products. As a result, we are dependent on the financial resources of third parties and we cannot give any assurances that we will ever successfully bring this product to market.

If we do not obtain governmental approvals for some of our products, we will be unable to market them.

Under FDA rules, we are required to obtain scientific data to support any health claims regarding human use that we make concerning our products. We will not be able to commercialize certain products until we complete clinical testing, have acceptable clinical trial results and receive regulatory approval from the FDA and foreign regulatory authorities, as appropriate. The FDA and other regulatory authorities require that the safety and efficacy of a biologic product be supported by results from adequate and well-controlled clinical trials before approval for commercial sale with respect to use for humans. If the results of the clinical trials of our products do not demonstrate that they are safe and effective, we will not be able to submit to the FDA relevant applications for pre-market approval. Further, the results of pre-clinical testing and initial clinical trials do not necessarily predict how safe and effective a product will be when it is evaluated in large-scale advanced clinical trials. It is possible that unacceptable side effects may be discovered at any time. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Even if we believe the clinical trials that we conduct demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept our assessment of the results. The process of obtaining regulatory clearances or approvals is costly, uncertain and time-consuming.

We may experience difficulties in the introduction of some of our products that could result in our having to incur significant unexpected expenses or delay the launch of such products.

We cannot predict the duration or success of any pre-clinical and clinical trials that we undertake. The rate of completion of the clinical trials for our products will depend on many factors, including obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for patients who may enroll in the trial. We may experience increased costs, program delays, or both, if there are delays in patient enrollment in the clinical trials.

The Sybiol synthetic bio-liver device, which is in an early stage of development, may not be completed in time to allow production or marketing due to the inherent risks of new product development, limitations on financing, competition, loss of key personnel and other factors. Unanticipated clinical or regulatory obstacles can arise at any time and result in lengthy and costly delays or in a determination that further development is not feasible. Furthermore, the development of the Sybiol device has taken longer than anticipated and could be additionally delayed. Therefore, there can be no assurance of timely completion and introduction of such product on a cost-effective basis, or that such product, if introduced, will achieve market acceptance such that it will sustain us or allow us to achieve profitable operations.

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Because we are significantly smaller than many other medical technology companies, we may be at a competitive disadvantage if such companies introduce products that are similar to ours.

Most of the other medical companies that could be potential competitors have greater capital resources, more significant research and development programs and facilities, and greater experience in the production, marketing and distribution of medical products than we do. There are a number of companies attempting to develop a liver assist device system as well as related cells. Our ability to compete effectively could be adversely affected if one of the more established companies that can devote significant resources to the development, sale and marketing of its products, develops a product that achieves commercial success.

If we do not successfully manage future growth, our ability to complete production of our products according to our current schedule may be adversely affected.

Currently, MCI, our subsidiary, has six full time employees. We have plans to expand our operations over the next 12 months by adding employees to MCI. If we are unable to manage our anticipated future growth effectively with its resulting increases in operating, administrative, financial, accounting and personnel systems, our ability to complete production of our products on schedule could be adversely affected.

Our highly volatile stock price and trading volume may adversely affect the liquidity of our common stock.

The market price of our common stock, as well as the market prices of securities of companies in the biotechnology sector generally, has been highly volatile and is likely to continue to be highly volatile. For example, the market price of our common stock traded as high as $1.16 per share during October of 2003 up from $0.06 six weeks earlier, and recently increased 150% in one day following the announcement of our agreement with Pfizer. While the reasons for the volatility of the market price of our common stock and its trading volume are sometimes unknown, in general the market price of our common stock may be significantly impacted by many factors, including, but not limited to:

•	Announcements of technological innovations or new commercial products by us or our competitors;
•	Publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors;
•	Our financial results or that of our competitors;
•	Announcements of licensing agreements, joint ventures, strategic alliances, and any other transaction that involves the sale or use of our technologies or competitive technologies;
•	Developments and/or disputes concerning our patent or proprietary rights;
•	Regulatory developments and product safety concerns;
•	General stock trends in the biotechnology and pharmaceutical industry sectors;
•	Economic trends and other external factors, including but not limited to, interest rate fluctuations, economic recession, inflation, foreign market trends, national crisis, and disasters; and
•	Health care reimbursement reform and cost-containment measures implemented by government agencies.

These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. The volatility of our common stock could cause you to lose a substantial portion of your investment if you purchased your shares at the higher end of the volatility.

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Our common stock is subject to penny stock regulation, which may affect its liquidity.

Our common stock is subject to regulations of the Securities and Exchange Commission (the "Commission") relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or SmallCap Market that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

The exercise of outstanding options and warrants, and the conversion of debt and the issuance of additional options, warrants and convertible debt may adversely affect our stock price and your percentage ownership.

At May 12, 2004, there are outstanding options to purchase 8,661,334 shares of our common stock, warrants to purchase 22,872,729 shares of our common stock and 4,030,121 shares issuable upon conversion of outstanding loans. As a result or our recurring net losses and limited liquid resources, we routinely issue stock or options to pay for services performed. In the future, we may grant more options under stock option plans, as compensation for services performed or otherwise. During 2000, the Company allocated 35 million shares of common stock for issuance as performance awards under our 2000 Employee Benefit Plan and 5.0 million shares of common stock reserved for issuance as options or restricted stock awards under our 2000 Stock Incentive Plan to employees, outside directors, consultants and vendors. The exercise of stock options and warrants and the conversion of notes that are presently outstanding or may be issued in the future will dilute the percentage ownership of our other stockholders.

The loss of W. Gerald Newmin, the Chairman of the Board, Chief Executive Officer and President of Exten, and/or Ronald Faris, Ph.D., the President and Chief Science Officer of MCI and Chief Science Officer of MultiCell, would adversely affect our ability to succeed.

We depend heavily on the contributions and efforts of W. Gerald Newmin, and Ronald Faris, Ph.D., who have over 50 years of cumulative experience in the health care industry. Their departures would deprive us of substantial experience, capability and vision which we need to successfully complete and market some of our products. We do not currently have an employment agreement with Mr. Newmin. We have no assurance, therefore, that either of them will remain in our employ. We do not maintain key man insurance on any of these individuals.

Our employment agreement with Ronald Faris, Ph.D., the President and Chief Science Officer of MCI, only requires him to devote 60% of his business time to us.

On September 13, 2001, we signed an Employment Agreement with Ronald Faris, Ph.D., the President and Chief Science Officer of MCI, and Chief Science Officer of MultiCell that requires him to devote 60% of his business time to our business. From the date of the Employment Agreement until March 31, 2004, Dr. Faris will continue to work at Rhode Island Hospital under a grant received from the National Institutes of Health. A new agreement with Dr. Faris is being finalized, pursuant to which, effective May 1, 2005, he will commence devoting 100% of his time to our Company.

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Our limited ability to protect our intellectual property rights may adversely affect our ability to compete.

Our success depends significantly upon proprietary technology. We rely on a combination of intellectual property laws, licensing agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights, all of which afford only limited protection. A notice of allowance for the patent for our liver assist device was issued by the United States Patent office in 2003. We also have a trademark for the name "Sybiol" registered in the U.S. Patent and Trademark Office. MCI has exclusive rights to use several patents and one patent pending for various cell lines and one prosthetic device. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe aspects of our products or services or to obtain and use information that we regard as proprietary. We will monitor the situation and, if warranted, we are ready to file a complaint and take whatever action we deem necessary to protect our intellectual property rights.

FORWARD-LOOKING STATEMENTS

Except for historical information, the information contained in this prospectus and in our reports filed with the SEC are "forward looking" statements about our expected future business and financial performance. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled "Risk Factors" specifically address some of the factors that may affect our future operating results and financial performance

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants held by the selling stockholders, although some warrants may be exercised on a cashless basis. We intend to use any of the proceeds received from the exercise of warrants held by the selling stockholders, for working capital purposes. Pending the use of any such proceeds, we intend to invest these funds in short-term, interest bearing investment-grade securities.

SELLING STOCKHOLDERS

The following table identifies the selling stockholders and indicates (i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares and percentage of our outstanding shares of common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.

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Name of Selling Stockholder	Shares Beneficially Owned Prior To Offering	Percent of Class of Shares Owned Before the Offering (A)	Maximum No. of Shares to be Sold in this Offering	Shares Beneficially Owned After the Offering	Percent of Class of Shares Owned After the Offering
W. Gerald Newmin (i)(1)	29,512,389	22.36%	7,339,498	22,172,891	15.36%
Thomas Page (i)(2)	3,406,850	2.74%	1,750,000	1,656,850	1.16%
George Colin (3)	4,025,286	3.24%	3,964,286	61,000	*
Candace Dyer (i)(4)	613,345	*	613,345	0	0%
Gregory F. Szabo (i)(5)	4,806,353	3.95%	500,000	4,306,353	3.06%
Barbara Corbett (i)(6)	4,032,295	3.32%	310,000	3,722,295	2.64%
Bathgate Capital Partners (7)	166,667	*	166,667	0	0%
Michael Henton (8)	15,000	*	15,000	0	0%
Jon Scott Grund (9)	15,000	*	15,000	0	0.%
Robert Goldsmith (10)	1,017,249	*	600,000	417,249	*
Jim Kalhorn (11)	498,226	*	498,226	0%
Scott Brassfield (i)(12)	2,001,929	1.64%	2,001,929	0	0%
Cliffton L. Cooke (13)	1,000,000	*	1,000,000	0	0%
Robert & Blake Shelton (14)	2,561,520	2.09%	2,094,116	467,404	*
Sasha Corp. Profit Sharing (15)	109,000	*	50,000	59,000	*
Sasha Corp. Pension Plan (16)	250,000	*	250,000	0	0%
Patsy Millard (17)	80,502	*	50,000	30,502	*
Roger McDonald (18)	200,000	*	200,000	0	0%
Kurt Lesh (19)	632,068	*	532,068	100,000	*
Larry Lake (20)	174,502	*	100,000	74,502	*
First Regional Bank FBO G. Driver (21)	100,000	*	100,000	0	0%
First Regional Bank FBO J. Burns (22)	101,205	*	100,000	1,205	*
Sharon Donahoo (i)(23)	700,000	*	200,000	500,000	*
Larry Dillon (24)	467,496	*	290,000	177,496	*
Shirley Corbett (25)	1,400,000	1.15%	1,000,000	400,000	*
Paul Barich (26)	100,000	*	100,000	0	0%
Craig Greene (27)	524,726	*	250,000	274,726	*
Robert Hinman (28)	139,918	*	50,000	89,918	*
Chris Hinman (29)	772,635	*	250,000	522,635	*
The Estate of Doug Egger (30)	922,500	*	300,000	622,500	*
Diane Palley (31)	50,000	*	50,000	0	0%
W.F. Pittman (32)	1,457,667	1.19%	1,000,000	457,667	*
Boand Automotive (33)	174,228	*	100,000	74,228	*

*	Represents less than 1%.
(A)	Based on 121,076,469 shares of common stock issued and outstanding as of April 1, 2004.

From August 2001 to February 2003 we borrowed an aggregate of $1,858,500 from 29 lenders in order to finance the cash portion of the purchase price in the acquisition of MCI (the "Loan Transaction") and provide working capital. Except as noted below, each loan bears interest at the rate of 10% per annum and may be converted at any time prior to maturity at conversion rates ranging from $0.10 per share (if the conversion occurs within 12 months following issuance) to $0.20 per share (if the conversion occurs after 24 months following issuance). In addition, each lender received a warrant to purchase a number of shares of our common stock equal to ten (10) shares for each dollar ($1.00) loaned to us, with an exercise price equal to $0.10 per share (except as otherwise noted below). In connection with the Loan Transaction, we agreed in the warrant to register the resale of the shares issuable upon exercise of the warrant. We have no formal obligation to register the resale of the shares issuable upon the conversion of the loans.

(1)

Includes (a) up to 3,564,399 shares which may be issued to Mr. Newmin upon his conversion of a $523,000 loan made to us in connection with the Loan Transaction, (b) up to 7,360,000 shares which may be issued to Mr. Newmin upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction, and (c) 4,032,295 shares of common stock owned by Mr. Newmin's spouse. The exercise price of the warrant is $0.10 per share. (i) Mr. Newmin has been a director, and our chairman of the board and chief executive officer since 1995. Mr. Newmin disclaims beneficial ownership of the shares owned by his spouse.

(2)

Represents (a) up to 1,627,763 shares which may be issued to Mr. Page upon his conversion of a $175,000 loan made to us in connection with the Loan Transaction, and (b) up to 1,750,000 shares which may be issued to Mr. Page upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (i) Mr. Page serves as a director of the Company.

(3)

Includes 714,268 shares to be issued to Mr. Colin upon conversion of the $50,000 loan made to us in connection with the loan transaction. Because Mr. Colin's loan was made in October 2001, following all of the other initial loans (which were mainly in August 2001) and at a time when we needed additional working capital, Mr. Colin negotiated a $0.07 conversion price and a 12% interest rate. Also includes up to (a) 2,000,000 shares which may be acquired upon exercise of a three-year warrant with an exercise price of $0.10 per share and (b) up to 1,250,000 shares which may be acquired upon exercise of a three-year warrant with an exercise price of $0.12 per share. The foregoing warrants were issued to Mr. Colin pursuant to the terms of a settlement agreement, in which the parties' dispute regarding the conversion price of Mr. Colin's loan was resolved. The warrant issued to Mr. Colin in the Loan Transaction for 715,000 shares with an exercise price of $0.10 per share was cancelled pursuant to the settlement agreement.

(4)

Represents (a) 263,345 shares which will be issued to Dr. Dyer upon conversion of her notes totaling $35,000 made to us in connection with the Loan Transaction, and (b) up to 350,000 shares which may be issued to Dr. Dyer upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (i) Dr. Dyer serves as a director of the MCI subsidiary.

(5)

Includes up to 500,000 shares which may be issued to Mr. Szabo upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (i) Mr. Szabo became president, treasurer and a director of our Company in April 2001, president and CEO of Xenogenics in June 2000 and the CEO of MCI in September 2001, and served in such capacities until March 31, 2004.

(6)

Represents up to 310,000 shares which may be issued to Ms. Corbett upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Does not include the shares of common stock owned by Ms. Corbett's husband, over which she disclaims beneficial ownership. (i) Ms. Corbett, an employee of the Company, serves as director of investor relations.

(7)

Represents up to 166,667 shares which may be issued to Bathgate Capital Partners upon their exercise of an outstanding warrant issued to them in connection with a consulting fee for arranging the Loan from Musculoskelatel Transplant Foundation. The exercise price of the warrant is $0.06 per share.

(8)

Represents up to 15,000 shares which may be issued to Michael Henton, principal in North American Capital Partners upon his exercise of an outstanding warrant issued to him in connection with a consulting fee for arranging Loans totaling $30,000. The exercise price of the warrant is $0.10 per share.

(9)

Represents up to 15,000 shares which may be issued to Jon Scott Grund, principal in North American Capital Partners upon his exercise of an outstanding warrant issued to him in connection with a consulting fee for arranging Loans totaling $30,000. The exercise price of the warrant is $0.10 per share.

(10)

Includes up to 600,000 shares which may be issued to Mr. Goldsmith upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(11)

Includes (a) up to 150,000 shares which may be issued to Mr. Kalhorn upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (b) up to 187,500 shares which may be issued to Mr. Kalhorn upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.08 per share.

(12)

Includes (a) up to 870,000 shares which may be issued to Dr. Brassfield upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (b) up to 106,250 shares which may be issued to Dr. Brassfield upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.08 per share. (c) up to 74,812 shares which may be issued to Dr. Brassfield upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.06 per share. (d) 74,812 shares issuable to Dr. Brassfield upon his conversion of a loan made to us in connection with the Loan Transaction. (i) Dr. Brassfield serves as a director for our Xenogenics subsidiary.

(13)

Includes up to 1,000,000 shares which may be issued to Mr. Cooke upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(14)

Includes (a) up to 1,050,000 shares which may be issued to Mr. & Mrs. Shelton upon their exercise of an outstanding warrant issued to them in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (b) up to 562,500 shares which may be issued to Mr. & M. Shelton upon their exercise of an outstanding warrant issued to them in connection with the Loan Transaction. The exercise price of the warrant is $0.08 per share.

(15)

Includes up to 50,000 shares which may be issued to Sasha Corporation Profit Sharing upon its exercise of an outstanding warrant issued to it in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(16)

Includes up to 250,000 shares which may be issued to Sasha Corporation Pension Plan upon its exercise of an outstanding warrant issued to it in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(17)

Includes up to 50,000 shares which may be issued to Mrs. Millard upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(18)

Includes up to 200,000 shares which may be issued to Mr. McDonald upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(19)

Includes (a) up to 300,000 shares which may be issued to Dr. Lesh upon his exercise of outstanding warrants issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (b) up to 125,000 shares which may be issued to Dr. Lesh upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.08 per share.

(20)

Includes up to 100,000 shares which may be issued to Mr. Lake upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(21)

Includes up to 100,000 shares which may be issued to First Regional Bank FBO G. Driver upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(22)

Includes up to 100,000 shares which may be issued to First Regional Bank FBO J. Burns upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(23)

Includes up to 200,000 shares which may be issued to Ms. Donahoo upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. (i) Ms. Donahoo is a former vice-president of the Company.

(24)

Includes up to 290,000 shares which may be issued to Mr. Dillon upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(25)

Includes up to 1,000,000 shares which may be issued to Ms. S. Corbett upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(26)

Includes up to 100,000 shares which may be issued to Mr. Barich upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(27)

Includes up to 250,000 shares which may be issued to Mr. Greene upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(28)

Includes up to 50,000 shares which may be issued to Mr. R. Hinman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(29)

Includes up to 250,000 shares which may be issued to Mr. C. Hinman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(30)

Includes up to 300,000 shares which may be issued to Mr. Egger's estate upon its exercise of an outstanding warrant issued to Mr. Egger in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(31)

Includes up to 50,000 shares which may be issued to Ms. Palley upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(32)

Represents up to 1,000,000 shares which may be issued to Mr. Pittman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

(33)

Includes up to 100,000 shares which may be issued to Boand Automotive upon its exercise of an outstanding warrant issued to it in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share.

Unless noted otherwise, the individual or entity does not have a material relationship with the Company other than having holding the securities indicated above.

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PLAN OF DISTRIBUTION

The Selling Stockholders may offer all or a portion of their shares offered by this prospectus for sale, from time to time, pursuant to this prospectus, in one or more private negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at fixed prices, at market prices prevailing at the time of the sale, at prices related to such market prices, at negotiated prices or otherwise. The Selling Stockholders may effect these transactions by selling shares directly to one or more purchasers or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.

To our knowledge, the Selling Stockholders have not made any arrangements with any brokerage firm for the sale of the shares. The Selling Stockholders have advised us that they presently intend to dispose of the shares through broker-dealers in ordinary brokerage transactions at market prices prevailing at the time of the sale. However, depending on market conditions and other factors, the Selling Stockholders may also dispose of the shares through one or more of the other methods described above.

The Selling Stockholders may be considered "underwriters" within the meaning of the Securities Act in connection with the sale of their shares. Any broker-dealers or agents who act in connection with the sale of the shares may also be deemed to be underwriters. Profits on any resale of the shares by the Selling Stockholders and any discounts, commissions or concessions received by such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the Selling Stockholders may be considered to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, the Selling Stockholders may be subject to the prospectus delivery requirements of Section 5 of the Securities Act for transactions involving the sale of our common stock.

We have informed the Selling Stockholders that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), may apply to their sales in the market. Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the Selling Stockholders and any other person distributing our common stock. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period beginning five business days prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock. Rules 101 and 102 of Regulation M, among other things, generally prohibit certain participants in a distribution from bidding for, purchasing or inducing any person to bid for or purchase, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security. We have provided the Selling Stockholders with a copy of such rules and regulations. The shares offered hereby are being registered pursuant to our contractual obligations and we have agreed to pay the expenses of the preparation of this prospectus.

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LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Snell & Wilmer L.L.P., Irvine, California.

EXPERTS

The consolidated financial statements as of and for the years ended November 30, 2003 and 2002 incorporated into this prospectus by reference from our Annual Report on Form 10-KSB for the year ended November 30, 2003 have been audited by J.H. Cohn LLP, independent public accountants, as stated in their report dated January 9, 2004, which is also incorporated by reference in this prospectus and includes an explanatory paragraph relating to the Company's ability to continue as a going concern. Such financial statements have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE TO LEARN MORE ABOUT US

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, relating to the shares of our common stock being offered by this prospectus. For further information pertaining to our common stock and the shares of common stock being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the SEC. In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, we file reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the SEC as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov. Our common stock is traded on The Over The Counter Bulletin Board Market under the symbol "EXTI."

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus the documents we file with them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

1.	Annual Report on Form 10-KSB for the fiscal year ended November 30, 2003, as filed with the SEC on February 6, 2004, under Section 13(a) of the Securities Exchange Act of 1934;
2.	Quarterly Report on Form 10-QSB for the quarter ended February 29, 2004, as filed with the SEC on April 19, 2004;
3.	Current Report on Form 8-K, as filed with the SEC on March 24, 2004;
4.	All other reports filed by us under Section 13(a) of 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended November 30, 2003.

_____________________________________________________________________________________________

All documents we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effective date of the registration statement or subsequent to the date of this prospectus and prior to the filing of a post-effective amendment indicating that all securities offered have been sold (or which re-registers all securities then remaining unsold), are deemed to be incorporated in this prospectus by this reference and to be made a part of this prospectus from the date of filing of such documents.

We will provide, without charge, upon written or oral request of any person to whom a copy of this prospectus is delivered, a copy of any or all of the foregoing documents and information that has been or may be incorporated in this prospectus by reference, other than exhibits to such documents. Requests for such documents and information should be directed to Attention: Gerald Newmin, Chief Executive Officer, MultiCell Technologies, Inc., 55 Access Rd., Suite 700, Warwick, Rhode Island 02886, telephone number (401) 384-6789. See also "Where to Learn More About Us."

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of fiduciary duty as a director. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit that is obtained. Article TENTH of our amended Certificate of Incorporation includes the following language limiting the liability of, and providing indemnification for, directors:

A Director of the Corporation shall not be personally liable to the Corporation or its Shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Directors duty of loyalty to the Corporation or its Shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived on improper personal benefit (the "Director Liability Provision").

This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation provisions are necessary to attract and retain qualified persons as directors and officers.

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You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

		Common Stock
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TABLE OF CONTENTS

PROSPECTUS SUMMARY	1	_________________ PROSPECTUS _________________ Dated May _, 2004
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	8
SELLING STOCKHOLDERS	8
PLAN OF DISTRIBUTION	12
LEGAL MATTERS	13
EXPERTS	13
WHERE TO LEARN MORE ABOUT US	13
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	13
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	14

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PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

The following table sets forth the estimated expenses in connection with the offering described in this registration statement:

SEC registration fee	$627
Printing and engraving expenses	1,000
Legal fees and expenses	5,000
Accounting fees and expenses	5,000
Miscellaneous	1,000

Total	$12,627

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of fiduciary duty as a director. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit that is obtained. Article TENTH of our amended Certificate of Incorporation includes the following language limiting the liability of, and providing indemnification for, directors:

A Director of the Corporation shall not be personally liable to the Corporation or its Shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Directors duty of loyalty to the Corporation or its Shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived on improper personal benefit (the "Director Liability Provision").

The Director Liability Provision does not affect a director's liability under the federal securities laws or the recovery of damages by third parties. Furthermore, under Delaware Law, the limitation liability afforded by the Director Liability Provision does not eliminate a director's personal liability for breach of the director's duty of due care. Although the directors would not be liable for monetary damages to us or our stockholders for negligent acts or omissions in exercising their duty of due care, the directors remain subject to equitable remedies, such as actions for injunction or rescission, although these remedies, whether as a result of timeliness or otherwise, may not be effective in all situations. With regard to directors who also are officers of our company, these persons would be insulated from liability only with respect to their conduct as directors and would not be insulated from liability for acts or omissions in their capacity as officers. These provisions may cover actions undertaken by the Board of Directors, which may serve as the basis for a claim against us under the federal and state securities laws.

Delaware law provides a detailed statutory framework covering indemnification of our directors, officers, employees or agents against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors, officers, employees or agents. Section 145 of the Delaware General Corporation Law ("Section 145") provides that a director, officer, employee or agent of a corporation (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) in any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director has been adjudged liable to the corporation.

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Delaware Law also permits a corporation to elect to indemnify its officers, directors, employees and agents under a broader range of circumstances than that provided under Section 145. We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Certificate (the "Indemnification Agreements"). We believe that the Indemnification Agreements are necessary to attract and retain qualified directors and executive officers. Pursuant to the Indemnification Agreements, an indemnitee will be entitled to indemnification to the extent permitted by Section 145 or other applicable law. In addition, to the maximum extent permitted by applicable law, an indemnitee will be entitled to indemnification for any amount or expense which the indemnitee actually and reasonably incurs as a result of or in connection with prosecuting, defending, preparing to prosecute or defend, investigating, preparing to be a witness, or otherwise participating in any threatened, pending or completed claim, suit, arbitration, inquiry or other proceeding ("Proceeding") in which the indemnitee is threatened to be made or is made a party or participant as a result of his or her position with our company, provided that the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and had no reasonable cause to believe his or her conduct was unlawful. If the Proceeding is brought by or in the right of our company and applicable law so provides, the Indemnification Agreement provides that no indemnification against expenses shall be made in respect of any claim, issue or matter in the Proceeding as to which the indemnitee shall have been adjudged liable to us.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

5.1	Opinion of Snell & Wilmer L.L.P. *
23.1	Consent of Snell & Wilmer L.L.P. (contained in Exhibit 5.1) *
23.2	Consent of J. H. Cohn L.L.P. *

*	Filed herewith.

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ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price present no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 14, 2004.

MULTICELL TECHNOLOGIES, INC.

By: /s/ W. Gerald Newmin

        W. Gerald Newmin,
        Chairman, Chief Executive Officer,
        President, and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, W. Gerald Newmin, as his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

SIGNATURE	TITLE	DATE

/s/ W. Gerald Newmin W. Gerald Newmin	Chairman, Chief Executive Officer, President and Director	May 14, 2004

/s/ Thomas A. Page Thomas A. Page	Director	May 14, 2004

/s/ Ann Ryder Randolph Ann Ryder Randolph	Director	May 14, 2004

/s/ Edward Sigmond Edward Sigmond	Director	May 14, 2004

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